UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 3, 2021

Date of Report: (Date of earliest event reported)

MASTERWORKS 035, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-3335645
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Masterworks has created a bulletin board platform at www.masterworks.io referred to as the Masterworks “Secondary Market”. The Secondary Market is intended to facilitate secondary sales of Class A ordinary shares of Masterworks issuers that were initially sold pursuant to Regulation A+ (Tier II) and have been outstanding for at least 90 days. The Secondary Market will now enable certain holders of the Company’s Class A shares to post an offer to sell those shares that is visible to other users of the Masterworks Secondary Market and provides a mechanism for potential buyers and sellers to communicate, negotiate and transact directly with one another. Masterworks and its affiliates do not charge or collect any fees in connection with the operation of the Secondary Market, do not hold investor funds and do not participate in transactions on the Secondary Market. The Secondary Market is currently only available for use by United States citizens with a United States bank account who are not “affiliates” of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended.

Masterworks intends to refine and improve the Secondary Market’s functionality over time. There can be no assurance that the Secondary Market will provide an effective means of selling your Class A shares. In light of a variety of factors, including, without limitation, the relatively small market capitalization of the Company and the limited number of users participating on the Secondary Market, we do not expect the Secondary Market will provide a reliable or effective means of price discovery. Accordingly, any posted offer prices or historical transaction information reflected on the Secondary Market should not be construed as being representative of the fair value of the Company’s Class A shares or of the painting owned by the Company.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 035, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: August 3, 2021